UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission file number: 001-33668

SUPERCOM LTD.
(Translation of registrant’s name into English)

3, Rothschild Street
Tel Aviv 6688106
Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ⌧    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SUPERCOM LTD.

6-K Items

As previously reported, SuperCom Ltd. (the “Company”) issued warrant (the “Original Warrant”) to purchase up to 5,648,689 ordinary shares, par value NIS 0.25 per share, of the Company (the “Ordinary Shares”) to a certain accredited institutional investor (the “Investor”) in the Company’s registered direct public offering completed on March 1, 2022.

On July 27, 2022, the Company entered into a letter agreement (the “Agreement”) with the Investor, which provides that, commencing immediately following the full execution of the Agreement and the delivery to the Investor of a prospectus supplement relating to the impact of the Agreement on the Original Warrant and ending at 9:00 a.m. Eastern Time on July 27, 2022 (the “Modified Exercise Price Term”), the exercise price per share for the Original Warrant will be equal to $0.308 but only with respect to a cash exercise under Section 1(a) of the Original Warrant, and that the Original Warrant will become immediately exercisable during the Modified Exercise Price Term. In addition, the Company and the Investor agreed that if and only if the Investor exercises for cash all of the Original Warrant as amended pursuant to the Agreement during the Modified Exercise Price Term, generating gross proceeds of approximately $1.74 million to the Company, the Company will issue to the Investor a new warrant (the “New Warrant”) to purchase up to 100% of the number of Ordinary Shares issued to the Investor pursuant to the exercise of the Original Warrant during the Modified Exercise Price Term. The New Warrant will be exercisable commencing 60 days after the issuance date and will terminate on the date that is seven years following the issuance date. The New Warrant will have an exercise price per ordinary share of $0.32.

The Original Warrant and the underlying Ordinary Shares were registered pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-265293), filed with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (“Securities Act”), which became effective on June 8, 2022, and the related prospectus dated June 8, 2022. The New Warrant and the Ordinary Shares issuable upon exercise of the New Warrant are not being registered under the Securities Act, and are being offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act and/or and Rule 506(b) promulgated thereunder.

Pursuant to the terms of the Agreement, the Company agreed (i) to file a registration statement (the “Registration Statement”) to register the resale of the Ordinary Shares underlying the New Warrant within 60 days of the date of the Agreement and to obtain effectiveness of the Registration Statement within 120 days following the date of the Agreement, and (ii) that until 45 days following the date of the Agreement, the Company will not issue (or enter into any agreement to issue) any ordinary shares or Ordinary Shares Equivalents (as defined in the Agreement), subject to certain exceptions, and will not file any registration statements, subject to certain exceptions. The Agreement contains customary representations, warranties and agreements of the Company and the Investor and customary indemnification rights and obligations of the parties thereto.

Maxim Group LLC (“Maxim”) acted as the exclusive warrant inducement agent and financial advisor to the Company in connection with the transaction. The Company agreed to pay Maxim an aggregate cash fee equal to 6.0% of the gross proceeds received by the Company.

The foregoing descriptions of the Agreement and the New Warrant do not purport to be complete and are qualified in their entirety by reference to the full text of the forms of the Agreement and the New Warrant, copies of which are attached as Exhibits 4.1 and 4.2, respectively, to this Report on Form 6-K and incorporated herein by reference.

Exhibit No.	Description
4.1*	Letter Agreement, dated as of July 27, 2022, between the Company and the holder of the Original Warrants identified on the signature page thereto.
4.2*	Form of New Warrant.

* Filed herewith.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperCom Ltd.
By: /s/ Ordan Trabelsi
Name: Ordan Trabelsi
Title: Chief Executive Officer

Date: July 27, 2022